

May 16, 2018

Sanj K. Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11 Bermuda

> **Re: Kiniksa Pharmaceuticals, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2018**
> **File No. 333-224488**

Dear Mr. Patel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2018 letter.

Amendment No. 1 to Form S-1 filed on May 14, 2018

Risk Factors
Risks Related to Our Common Shares and This Offering
After this offering, our executive officers and certain other members of our senior management will have the ability to control...., page 69

1.   Please expand your risk factor to discuss the following risks as they relate to the concentration of ownership of your Class B common shares:
        - your Class A common shares may be undervalued;

- your capital structure may have the effect of preventing or delaying a change of control that shareholders may view as beneficial; and
- future issuances of your other classes of common shares may be dilutive to holders of your Class A common shares.

Risks Related to Owning Shares in a Bermuda Exempted Company and Certain Tax Risks, page 75

2.   Please present in a separately-captioned risk factor the risks related to the choice of jurisdiction provision in your amended and restated bye-laws, including a discussion that such provision may limit a shareholder's ability to bring a claim in a jurisdiction that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

 Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.